UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
 (Amendment No. 2)*
GEORESOURCES, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 per share
(Title of Class of Securities)
372476101
(CUSIP Number)
Frank A. Lodzinski, 110 Cypress Station Dr., Suite 220, Houston, Texas 77090
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
June 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vlasic FAL, L.P., a Texas limited partnership 71-0988352

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power n/a

	8.	Shared Voting Power 1,585,203

	9.	Sole Dispositive Power n/a

	10.	Shared Dispositive Power 1,585,203

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,203 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael A. Vlasic

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power n/a

	8.	Shared Voting Power 4,585,203

	9.	Sole Dispositive Power n/a

	10.	Shared Dispositive Power 4,585,203

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,585,203 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A

13.	Percent of Class Represented by Amount in Row (11) 28.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank A. Lodzinski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 670,294

	8.	Shared Voting Power 1,672,636

	9.	Sole Dispositive Power 157,157

	10.	Shared Dispositive Power 1,672,636

11.	Aggregate Amount Beneficially Owned by Each Reporting Person shares of Common Stock 1,829,793

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A

13.	Percent of Class Represented by Amount in Row (11) 10.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VL Energy, L.L.C., a Texas limited liability company 42-1678345

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power n/a

	8.	Shared Voting Power 513,137

	9.	Sole Dispositive Power n/a

	10.	Shared Dispositive Power 513,137

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,137 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Energy, L.L.C. 26-3676798

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
(b)

3.	SEC Use Only

4.	Source of Funds Not Applicable (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,488,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,488,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Investment Services, L.L.C. 26-1384172

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
(b)

3.	SEC Use Only

4.	Source of Funds Not Applicable (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,488,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,488,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Management, L.L.C. 04-3678692

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
(b)

3.	SEC Use Only

4.	Source of Funds Not Applicable (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,488,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,488,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 (this “Amendment”) to Schedule 13D is being filed to disclose the distribution, on June 2, 2009, of 1,733,333 shares of the common stock of the Issuer by Vlasic FAL, L.P. (the “Current Distribution”).  Of this amount, 1,512,000 shares were distributed to VILLCo Energy, LLC.  The remaining 221,333 shares were distributed in respect of the partnership interests of Vlasic FAL, L.P.’s general partner, VL Energy, L.L.C. and the other limited partner, Azure Energy, L.L.C.  The 48,800 shares allocable to VL Energy, L.L.C., the general partner, were distributed directly to Frank A. Lodzinski.  The 172,533 shares allocable to Azure Energy, L.L.C. were directly distributed to its members as follows: 32,300 shares to Mr. Lodzinski’s spouse; and 52,800 shares to Mr. Lodzinski’s three adult children.  These distributions resulted in the amended holdings as set forth in this Amendment.  This also amends that certain Schedule 13D filed on December 12, 2008 by VILLCo Energy, LLC.

The percentage calculations in the above cover pages and as set forth below are based on the total outstanding common stock of the Issuer, 16,241,717 shares, as reported on the Quarterly Report on Form 10-Q of GeoResources, Inc. for the quarter ended June 30, 2009.

The Schedule 13D is hereby amended to reflect the foregoing transactions as further discussed below.

Item 1.  Security and Issuer.

Title and Class of Equity Securities:	Common Stock, par value $.01 per share of GeoResources, Inc., a Colorado corporation

Address of Issuer:	110 Cypress Station Dr., Suite 220 Houston, Texas 77090

Item 2.  Identity and Background.

This Amendment is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by Vlasic FAL, L.P., a Texas limited partnership, Frank A. Lodzinski, Michael A. Vlasic, VL Energy, L.L.C., VILLCo Energy, L.L.C., VILLCo Investment Services, L.L.C., and VILLCo Management, L.L.C.

A. Vlasic FAL, L.P., a Texas limited partnership (the “Partnership”)

a.	The Partnership’s principal business is to own and manage oil and gas investments.

b.	The Partnership is located at 110 Cypress Station, Suite 220, Houston, Texas 77090.

c.	This person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
This person, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

B. Frank A. Lodzinski

a.	110 Cypress Station Dr., Suite 220, Houston, Texas 77090.

b.	Mr. Lodzinski is the President and Chief Executive Officer of GeoResources, Inc. and serves on its Board of Directors. The Issuer is, located at 110 Cypress Station Dr., Suite 220, Houston, TX 77090.

c.	Mr. Lodzinski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Lodzinski, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

e.	Mr. Lodzinski is a U.S. citizen.

C. Michael A. Vlasic

a.	38710 N. Woodward Ave, Bloomfield Hills, Michigan 48304.

b.
Mr. Vlasic manages investments for Vlasic Investments, L.L.C.  He serves on the Board of Directors of the Issuer.  Vlasic Investments L.L.C. is located at 38710 N. Woodward Ave, Bloomfield Hills, Michigan 48304.

c.	Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

e.	Mr. Vlasic is a U.S. citizen.

D. VL Energy L.L.C., a Texas limited liability company (“VL Energy”)

a.	VL Energy’s principal business is to act as general partner of Vlasic FAL, L.P.

b.	VL Energy is located at 110 Cypress Station, Suite 220, Houston, Texas 77090.

c.	This person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
This person, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

E.	VILLCo Energy, L.L.C., a Michigan limited liability company (”VILLCo Energy”).

a.	VILLCo Energy’s principal business is to hold interests in Vlasic FAL and in shares of the Issuer.

b.	VILLCo Energy is located at 38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

c.	VILLCo Energy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
VILLCo Energy, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

F.	VILLCo Investment Services, L.L.C., a Michigan limited liability company (“VILLCo Investment Services”).

a.	VILLCo Investment Services’ principal business is to act as the manager of VILLCo Energy and Vlasic Investments.

b.	VILLCo Investment Services is located at 38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

c.	VILLCo Investment Services has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
VILLCo Investment Services, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

G.	VILLCo Management, L.L.C., a Michigan limited liability company (“VILLCo Management”)

a.	VILLCo Management’s principal business is to act as the manager of VILLCo Investment Services.

b.	VILLCo Management is located at 38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

c.	VILLCo Management has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
VILLCo Management, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Instruction C to Schedule 13D under the Act, the managers of VILLCo Management consist of Michael A. Vlasic and the following persons.

A.	James J. Vlasic.

a.	38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

b.	Mr. Vlasic is an attorney at Bodman LLP, 201 West Big Beaver, Suite 500, Troy, Michigan 48084.

c.	Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

B.	William J. Vlasic.

a.	38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

b.	Mr. Vlasic is a business reporter for the New York Times, New York, New York.

c.	Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

C.	Richard R. Vlasic.

a.	38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

b.	Mr. Vlasic is Chief Executive Officer of O/E Learning, Inc. (designs and develops new training and performance improvement programs), 2125 Butterfield, Suite 300N, Troy, Michigan.

c.	Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

D.	Paul A. Vlasic.

a.	38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

b.	Mr. Vlasic is a partner with MacBeedon Partners, LLC (venture capital), 217 Third Street, Ann Arbor Michigan.

c.	Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

For purposes of this Amendment, involving a distribution of shares of the Issuer’s common stock allocable to the respective partners’ interests, Item 3 is not applicable to the Current Distribution to the partners of Vlasic FAL, L.P.

Item 4.   Purpose of the Transaction.

The Current Distribution was made for business, investment and financial purposes of the general partner and limited partners of Vlasic FAL, L.P.

The reporting persons do not have any plans or proposals which relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a.)
Vlasic FAL, L.P., a Texas limited partnership, is managed by VL Energy L.L.C., a Texas limited partnership and general partner.   All of the membership interests of VL Energy L.L.C. are owned by Frank A. Lodzinski. Mr. Lodzinski and Mr. Vlasic indirectly own all of the limited partnership interests of Vlasic FAL, L.P., through limited liability companies that they control, and that each of Mr. Lodzinski and Mr. Vlasic own in part, with the remaining owners consisting primarily of family members.  VILLCo Energy, LLC, which is the entity controlled by Mr. Vlasic that is the limited partner of Vlasic FAL, L.P., has the right to remove the general partner at any time.  Vlasic FAL, L.P. directly, at the time of the merger, acquired 5,022,018 shares of the Issuer, as reported in the original filing of this Schedule 13D.  Based on the legal structure of Vlasic FAL, L.P. and their common control of the shares of the Issuer held by Vlasic FAL, L.P., Mr. Lodzinski and Mr. Vlasic are beneficial owners of all of the shares of common stock held by Vlasic FAL, L.P., and share the right to vote and dispose of these shares.

The holdings of Vlasic FAL, L.P., were reduced on or about June 18, 2008 by 103,482 shares sold in open-market transactions and further reduced on August 5, 2008 by 1,600,000 shares in a distribution.  Thereafter on June 2, 2009 the holdings of Vlasic FAL, L.P. were reduced by 1,733,333 shares in the Current Distribution, such that Vlasic FAL, L.P., now holds 1,585,203 shares of the common stock of the Issuer.

The 1,733,333 shares of stock distributed by Vlasic FAL, L.P. in the Current Distribution included 1,512,000 shares distributed to VILLCo Energy, LLC, a limited partner of Vlasic FAL, L.P. which is controlled by Mr. Vlasic.  Therefore, these shares continue to be beneficially owned by Mr. Vlasic.  See Item 6 for disclosure with respect to the managers of VILLCo Management.

Of the remaining 221,333 shares in the Current Distribution, 48,800 shares, pertaining to VL Energy’s interest in Vlasic FAL, L.P., were distributed directly to Mr. Lodzinski, and thus, he continues to beneficially own these shares.  The remaining 172,533 shares in the Current Distribution were distributed in respect of the interests of Azure Energy, L.L.C., the other limited partner of Vlasic FAL, L.P.  Azure Energy, L.L.C. is beneficially owned by Mr. Lodzinski and other members of his family.  These 172,533 shares consisted of 32,300 shares distributed directly to Mr. Lodzinski’s spouse, with the remaining 52,800 shares distributed directly to Mr. Lodzinski’s three adult children.  Mr. Lodzinski disclaims any beneficial interest in the shares held by his spouse and his three adult children.

Mr. Lodzinski personally received 65,957 shares of the common stock of the Issuer in connection with the merger as consideration for his directly-owned partnership interests in Southern Bay.  In connection with the distribution on August 5, 2008, Mr. Lodzinski acquired an additional 42,400 shares and with the Current Distribution on June 2, 2009, Mr. Lodzinski received an additional 48,800 shares as set forth above, bringing the total shares of the Issuer directly and solely owned by Mr. Lodzinski to 157,157.

In connection with the merger of Southern Bay into the wholly owned subsidiary of the Issuer, on April 17, 2007 employees of Southern Bay received a total of 534,534 shares of the issuer, as merger consideration for their partnership interests in Southern Bay.  Of those 534,534 shares, 92,000 shares were subject to additional vesting requirements.  The employees entered into a shareholders’ agreement among themselves and VL Energy, L.L.C., pursuant to which the employees granted proxies to VL Energy, L.L.C. to vote all of the 534,534 shares owned by them.  In addition, VL Energy, L.L.C. holds record title to the 92,000 shares that are subject to additional vesting, and if any of those shares are not vested for any reason, they may be retained by VL Energy, L.L.C.  With respect to the shares that are fully vested, the employees have the right to sell those shares, and no right to sell shares that are not vested.  Subsequently, the employees sold an aggregate of 21,397 shares of the 534,534 shares, which reduces the number of shares that Mr. Lodzinski has sole voting power.  Accordingly, based on the shareholders’ agreement, Mr. Lodzinski has sole voting power over the total of the 513,137 shares subject to the shareholders’ agreement

(b.)
The responses of the reporting persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  See Item 6 for disclosure with respect to the managers of VILLCo Management.

(c.)	Other than as disclosed, there have been no transactions in the shares of common stock of Issuer that were effected during the past 60 days by the reporting persons.

Item 6.  Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

Under the VILLCo Management operating agreement, Michael A. Vlasic, as the Executive Manager thereof, has the power to vote the shares of Issuer common stock held by VILLCo Energy.  Michael A. Vlasic, James J. Vlasic, William J. Vlasic, Richard R. Vlasic and Paul A. Vlasic, as the managers of VILLCo Management, by majority vote, have the power to dispose of the Issuer common stock held by VILLCo Energy.

Vlasic FAL is managed by its general partner, VL Energy. All of the membership interest of VL Energy, L.L.C. are owned by Frank A. Lodzinski. Mr. Lodzinski and Michael A. Vlasic share the right to vote and dispose of the shares of Issuer held by Vlasic FAL.

Other than as set forth in this Schedule 13D, including the shareholders’ agreement entered into among the former employees of Southern Bay, there are no contracts, arrangements, understandings or relationships among or between the reporting persons and any other person with respect to the securities of the Issuer.

Item 7. Exhibits

The following exhibits are included with this Amendment and are incorporated by reference as indicated:

Exhibit 10.1
The 2005 Equity Incentive Plan Shareholders’ Agreement, dated April 17, 2007, among the former employees of Southern Bay Oil & Gas, L.P. and VL Energy, L.L.C., filed with this Schedule 13D as originally filed on April 25, 2007.

Exhibit 10.2
Agreement and Plan of Merger among GeoResources, Inc., Southern Bay Energy Acquisition, L.L.C., Chandler Acquisition, L.L.C., Southern Bay Oil & Gas, L.P., Chandler Energy, L.L.C. and PICA Energy, L.L.C.,  dated September 14, 2006 and as amended February 16, 2007, which Filed as Annex A to the Issuer’s definitive proxy statement dated February 23, 2007, filed with the Commission on February 23, 2007.

Exhibit 99.1	Joint Filing Agreement, dated September 18, 2009.

Signatures:

After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

VLASIC FAL, L.P.
By:  VL ENERGY, L.L.C., a Texas limited liability company

By:
/s/ Frank A. Lodzinski
Frank A. Lodzinski, President

/s/ Frank A. Lodzinski
Frank A. Lodzinski, personally

VL ENERGY, L.L.C.

By:
/s/ Frank A. Lodzinski
Frank A. Lodzinski, President

VILLCo Energy, L.L.C.
VILLCo Investment Services, L.L.C.
VILLCo Management, L.L.C.

By:  /s/ Michael A. Vlasic
Michael A. Vlasic, individually and on behalf of, and in his capacity as, Executive Manager of VILLCo Management, L.L.C., which is the Manager of VILLCo Investment Services, L.L.C., which is the Manager of VILLCo Energy, L.L.C.

Date:  September 18, 2009

Exhibit 99.1

Joint Filing Agreement

The undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of GeoResources, Inc., and that this Agreement be included as an Exhibit to such statement.

This Joint Filing Agreement may be executed at different times and in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one and the same instrument.

IN WITNESS WHEREFORE, the undersigned hereby execute this Agreement effective as of the date set forth below:

Date:  September 18, 2009

VLASIC FAL, L.P.
By:  VL ENERGY, L.L.C., a Texas limited liability company

By:
/s/ Frank A. Lodzinski
Frank A. Lodzinski, President

/s/ Frank A. Lodzinski
Frank A. Lodzinski, personally

VL ENERGY, L.L.C.

By:
/s/ Frank A. Lodzinski
Frank A. Lodzinski, President

VILLCo Energy, L.L.C.
VILLCo Investment Services, L.L.C.
VILLCo Management, L.L.C.

By:  /s/ Michael A. Vlasic
Michael A. Vlasic, individually and on behalf of, and in his capacity as, Executive Manager of VILLCo Management, L.L.C., which is the Manager of VILLCo Investment Services, L.L.C., which is the Manager of VILLCo Energy, L.L.C.

Date:  September 18, 2009